UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Rua Regente Feijó, 166, Sala 1687-B

Rio de Janeiro, RJ – Brazil 20060-060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 5,000 preferred shares, without par value

Preferred shares, without par value

Empresa Brasileira de Telecomunicações S.A. - Embratel Series B 11.0% Guaranteed Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

Embratel Participações S.A. (“Embrapar”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 1998.

B.

Embrapar has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Embrapar has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, Embrapar last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) in 2004 when it guaranteed the Series B 11.0% Guaranteed Notes due 2008 (“Notes”) issued in a registered exchange offer by its operating subsidiary, Empresa Brasileira de Telecomunicações S.A. – Embratel.

Item 3.	Foreign Listing and Primary Trading Market

The primary trading market for Embrapar’s preferred shares is the São Paulo Stock Exchange in Brazil. The date of initial listing of Embrapar’s preferred shares on the São Paulo Stock Exchange was September 31, 1998, and Embrapar has continuously maintained the listing since that date. None of Embrapar’s securities are listed on any other foreign stock exchange.

Each ADS represents 5,000 preferred shares, and the preferred shares trade on the São Paulo Stock Exchange in lots of 1,000 preferred shares. During the 12-month period beginning on June 1, 2006 and ending on June 4, 2007*, approximately 75% of the average daily trading volume of Embrapar’s preferred shares (including preferred shares represented by ADSs) occurred on the São Paulo Stock Exchange, the primary trading market identified above.

* The average daily trading volume for Embrapar’s preferred shares represented by ADSs on the New York Stock Exchange (“NYSE”) covers the period from June 1, 2006 through April 20, 2007. Following the notice of termination of the deposit agreement governing Embrapar’s ADSs, the NYSE suspended trading of the ADSs on April 23, 2007, and filed a Form 25 with the Commission on April 24, 2007.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of June 28, 2007, there were 44 U.S. resident record holders of Embrapar’s preferred shares in Brazil.

Item 6.	Debt Securities

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Embrapar is a guarantor of the Notes. As of June 11, 2007, the number of record holders of the Notes on a worldwide basis was 22.

Item 7.	Notice Requirement

Embrapar published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on June 28, 2007 by means of a press release distributed through major financial news wire services in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Embrapar’s website can be accessed at www.embratel.com.br. Embrapar does not intend to publish the information required for the exemption under Rule 12g3-2(b) under the Exchange Act as long as it remains eligible for the exemption under Rule 12g3-2(a).

PART III

Item 10.	Exhibits

Exhibit 99.1	Press release: Embrapar terminates its reporting obligations in the United States

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Embratel Participações S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Embratel Participações S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

	By:	/s/ Carlos Henrique Moreira
June 28, 2007	Name:	Carlos Henrique Moreira
	Title:	President and Chief Executive Officer

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